UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File Number 1-5828

SAVINGS PLAN OF CARPENTER TECHNOLOGY
CORPORATION EFFECTIVE JANUARY 1, 2012

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Index to Financial Statements

Form 11-K Annual Report

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012 (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Reading, Pennsylvania
June 28, 2013

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Statement of Net Assets Available for Benefits

December 31, 2012

Investments, at fair value:
Registered investment companies	$27,939,457
Interest in Carpenter Technology Master Trust Fund	5,528,752
Total investments	33,468,209
Notes receivable from participants	921,189
Net assets reflecting investments at fair value	34,389,398
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(197,871)
Net assets available for benefits	$34,191,527

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Investment income (loss):
Net appreciation in fair value of registered investment companies	$38,713
Interest in Carpenter Technology Master Trust Fund loss	(251)
Dividends	31,735
Total investment income	70,197
Interest income from notes receivable from participants	1,222
Contributions:
Participant	346,884
Participant rollover	666,203
Employer	565,623
Total contributions	1,578,710
Transfers in	32,553,731
Benefits paid to participants	(9,912)
Administrative expenses	(2,421)
Net increase	34,191,527
Net assets available for benefits, beginning of year	—
Net assets available for benefits, end of year	$34,191,527

See accompanying notes to financial statements.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

1.  Description of the Plan

The following description of the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012 (the “Plan”) provides general information.  A more complete description of the Plan’s provisions can be found in the plan document, which is available to participants upon request from Carpenter Technology Corporation (the “Company”).

General

The Plan, effective in January 1, 2012, is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company hired or rehired after December 31, 2011.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax basis, and up to 100% of annual compensation on an after-tax basis, as defined by the plan document.  The combined contributions cannot exceed 100% of annual compensation on both a pre-tax and after-tax basis.  Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Company contributes an amount equal to 3% of each employee’s base pay, as well as a matching contribution of up to 6% of each employee’s base pay, as defined by the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution on behalf of the participant, and an allocation of plan earnings based on account balances, as defined.  Effective July 1, 2012, each participant’s account is charged with a $20 annual fee for recordkeeping administration, and participants of the Carpenter Technology Stock Fund are charged an administrative fee based on the fund balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

1.  Description of the Plan (continued)

Vesting

All contributions and plan earnings thereon are immediately and fully vested and non-forfeitable.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 8.50% at December 31, 2012, which represent the Prime Rate plus 1% on the last business day of the month in which the loan was distributed.  Notes receivable included loans transferred into the Plan as a result of the December 31, 2012 merger.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70½.  The payment of benefits from the Carpenter Technology Stock Fund is made in shares of the Company’s common stock or cash, at the participant’s option.  All other payments of benefits are made in cash.

Transfers In

Effective as of the close of business on December 31, 2012, the Latrobe Steel Company Savings and Investment Program, another qualified plan of the Company with net assets available for benefits of $32,553,731, was merged with and into the Plan, with the Plan being the surviving entity.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund within the Carpenter Technology Master Trust Fund.

The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

2.  Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan’s assets are administered under a contract with The Vanguard Group (the “Trustee”).  The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.  Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets.  These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data.  Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

Level 3 — Fair value would be based on significant unobservable inputs.  Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

3.  Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual securities are traded.

Carpenter Technology Master Trust Fund:

Carpenter Technology Stock Fund - Valued at closing price of the Company’s common stock as reported on the active market on which the securities are traded.

Standish Mellon Stable Value Fund - This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts (“GICs) issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.  These investments are valued based on the fair value of the underlying assets which consists of short-term investment funds, Traditional GICs, Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs as follows:

•                  Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

•                  Traditional GICs are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration.

•                  Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and other securities.  The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded.  However, the individual contracts are not actively traded.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

3.  Fair Value Measurements (continued)

•                  Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  Underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and asset backed securities.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.  Information for the Plan’s investment in the Carpenter Technology Master Trust can be found in Note 5.

2012	Level 1	Level 2	Level 3	Total
Short-term reserve funds	$29	$—	$—	$29
Bond funds	1,386,811	—	—	1,386,811
Balanced funds	16,812,779	—	—	16,812,779
Domestic equity funds	7,791,812	—	—	7,791,812
International equity funds	1,948,026	—	—	1,948,026
Total registered investment companies	27,939,457	—	—	27,939,457

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

4.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012:

Vanguard Target Retirement 2020 Fund	$3,779,117
Vanguard Target Retirement 2030 Fund	3,459,691
Wasatch Core Growth Fund; Institutional Class	2,880,049
Vanguard Target Retirement 2025 Fund	2,104,793
Vanguard Institutional Index Fund	2,059,239
American Funds EuroPacific Growth Fund; Class R-6	1,910,249

5.  Investment in the Carpenter Technology Master Trust Fund

Effective April 1, 2011, the Company established the Carpenter Technology Master Trust Fund (the “Master Trust”) to hold certain investments of the Company’s participating plans, which include the Plan, the Savings Plan of Carpenter Technology Corporation and the Savings Plan of Amega West Services, LLC.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2012, the Plan’s interest in the net assets of the Master Trust was 3.24%.

The Master Trust is invested in two funds — the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.

Carpenter Technology Stock Fund:  The Carpenter Technology Stock Fund holds investments in the common stock of the Company.

Standish Mellon Stable Value Fund:  This fund is invested in fully benefit-responsive investment contracts.  There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

Certain events may limit the ability to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields of Standish Mellon Stable Value Fund:	2012
Based on actual earnings	2.07%
Based on interest rate credited to participants	2.18%

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The total assets of the Master Trust were as follows as of December 31, 2012:

Investments, at fair value:
Standish Mellon Stable Value Fund
Monumental Life (Aegon)	$30,416,690	*
Natixis Financial Products	29,536,032	*
Mellon Trust of New England	19,080,500	*
United of Omaha	10,348,107	*
Prudential	9,449,061	*
ING Life & Annuity Co	1,617,345
Total Standish Mellon Stable Value Fund	100,447,735
Carpenter Technology Corporation Stock Fund	67,848,968	*
Assets in Master Trust, at fair value	168,296,703
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,627,785)
Net assets in Master Trust	$164,668,918

* represents 5% of investments

Plan interest in Master Trust, at fair value	$5,528,752

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The total investment income of the Master Trust for the period ended December 31, 2012 was as follows:

Investment income:
Net appreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$1,636,205
Interest and dividends:
Standish Mellon Stable Value Fund	1,761,965
Carpenter Technology Corporation Stock Fund	1,038,848
Total investment income	$4,437,018

The change in the total assets of the Master Trust for 2012 was as follows:

Investment income:
Net appreciation in fair value of investments	$1,636,205
Interest and dividends	2,800,813
Total investment income	4,437,018
Net transfers	(6,066,018)
Net decrease	(1,629,000)
Net assets available for benefits, beginning of year	166,297,918
Net assets available for benefits, end of year	$164,668,918

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

5.  Investment in the Carpenter Technology Master Trust Fund (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012:

2012	Level 1	Level 2	Level 3	Total
Carpenter Technology Stock Fund	67,848,968	—	—	67,848,968
Standish Mellon Stable Value Fund
Short-term investment funds	19,080,500	—	—	19,080,500
Traditional GICs	—	1,617,345	—	1,617,345
Fixed maturity synthetic GICs:
Corporate bonds	—	475,549	—	475,549
U.S. Government securities	—	6,542,926	—	6,542,926
Mortgage backed securities	—	2,194,907	—	2,194,907
Other securities	—	1,134,725	—	1,134,725
Constant duration synthetic GICs:
Corporate bonds	—	31,133,787	—	31,133,787
U.S. Government securities	—	11,367,401	—	11,367,401
Mortgage backed securities	—	14,908,744	—	14,908,744
Asset backed securities	—	11,991,851	—	11,991,851
Total Standish Mellon Stable Value Fund	19,080,500	81,367,235	—	100,447,735
Total Carpenter Technology Master Trust	$86,929,468	$81,367,235	$—	$168,296,703

6.  Related Party Transactions

Certain of the Plan’s investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest.  Fees paid by the Plan in 2012 to the Trustee for investment management services related to these funds totaled $2,334.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2012 is invested in shares of Carpenter Technology Corporation, the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2012 for investment management services related to this fund totaled $42.  In addition, total purchases and sales, at market value, for 2012 were $62,270 and $11,762 respectively.  The Carpenter Technology Stock Fund included 969 of equivalent shares as of December 31, 2012.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

6.  Related Party Transactions (continued)

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.

8.  Tax Status

The determination letter for the Plan is due to be filed no later than January 2016.  Although the Plan has not received a determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) and therefore believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”).  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Notes to Financial Statements

December 31, 2012

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available and total investment income per the financial statements to the Form 5500:

December 31,
2012
Net assets available for benefits, at contract value, per the financial statements	$34,191,527
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	197,871
Net assets available for benefits, at fair value, per Form 5500	$34,389,398

Year Ended
December 31,
2012
Investment income, per the financial statements	$70,197
Interest from notes receivable from participants	1,222
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	197,871
Investment income, per Form 5500	$269,290

Savings Plan of Carpenter Technology Corporation Effective January 1, 2012

Schedule of Assets (Held at End of Year)                                                              EIN: 23-0458500

Form 5500 - Schedule H - Line 4i (1 of 2)                                                           PN: 020

December 31, 2012

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Current Value
	Registered Investment Companies:
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	1,910,249
	Loomis Sayles	Loomis Sayles Value Fund; Class Y	1,195,505
	PIMCO	PIMCO Total Return Fund; Institutional Class	1,386,811
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth Fund; Institutional Class	1,604,136
*	Vanguard	Vanguard Institutional Index Fund	2,059,239
*	Vanguard	Vanguard Mid-Cap Index Fund Institutional Shares	14,185
*	Vanguard	Vanguard Prime Money Market Fund	29
*	Vanguard	Vanguard Small-Cap Index Fund Institutional Shares	38,698
*	Vanguard	Vanguard Target Retirement 2010 Fund	1,349,895
*	Vanguard	Vanguard Target Retirement 2015 Fund	1,366,050
*	Vanguard	Vanguard Target Retirement 2020 Fund	3,779,117
*	Vanguard	Vanguard Target Retirement 2025 Fund	2,104,793
*	Vanguard	Vanguard Target Retirement 2030 Fund	3,459,691
*	Vanguard	Vanguard Target Retirement 2035 Fund	1,594,277
*	Vanguard	Vanguard Target Retirement 2040 Fund	1,536,240
*	Vanguard	Vanguard Target Retirement 2045 Fund	512,761
*	Vanguard	Vanguard Target Retirement 2050 Fund	79,253
*	Vanguard	Vanguard Target Retirement 2055 Fund	178,919
*	Vanguard	Vanguard Target Retirement 2060 Fund	282
*	Vanguard	Vanguard Target Retirement Income	851,501
*	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares	37,777
	Wasatch Computer Technology	Wasatch Core Growth Fund; Institutional Class	2,880,049
	Total Registered Investment Companies		27,939,457
*	Participant Loans	Loans to Participants
		Interest rate range 4.25% - 8.50%	921,189

Historical cost has not been presented for investment funds, as all investments are participant directed

*  Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan Carpenter Technology Corporation Effective January 1, 2012
(Name of Plan)

Date: June 28, 2013	By:	/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm